StarBot Inc. (the "Company") a Delaware Corporation

Financial Statements

From the period of inception May 1, 2025 - December 31, 2025

Unaudited

StarBot Inc.
Balance Sheet

Balance Sheet	Dec 31, 2025
Assets	
Current assets:	
Cash and cash equivalents	$0.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	
Property and equipment - net	$420,000.00
Total assets	**$420,000.00**
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	**$0.00**
Stockholders' Equity:	
Total value of common stock issued	$0.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$0.00
Additional paid-in capital	$438,000.00
Accumulated Deficit	-$18,000.00
Total stockholders' equity:	**$420,000.00**
Total liabilities and stockholders' equity:	**$420,000.00**

Unaudited

StarBot Inc.
Income Statement

Income Statement	Year Ended Dec, 2025
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	**$0.00**
Operating expenses	$18,000.00
Operating profit/loss	**-$18,000.00**
Other income/expense	$0.00
Net profit/loss	**-$18,000.00**

Unaudited

StarBot Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2025
Cash flows from operating activities	$0.00
Cash flows from financing activities	$0.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$0.00
Net increase/decrease in cash	**$0.00**
Cash at the end of period	**$0.00**

Unaudited

StarBot Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2025
Opening Balance	$0.00
Capital Contributions	$438,000.00
Net profit/loss	-$18,000.00
Stock Issued	$0.00
Preferred Stock Issued	$0.00
Ending Balance	$420,000.00

Unaudited

StarBot Inc.
Notes to the Financial Statements
From the period of inception May 1, 2025 - December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

StarBot Inc. (the "Company") is a corporation organized on May 1, 2025 under the laws of Delaware. They are building robots for the hospitality industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.